May 27, 2025
Mr. Ray Be
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 447 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 Cambria U.S. Equal Wight ETF
Dear Mr. Be:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Cambria U.S. Equal Weight ETF, a series of the Trust (the “Fund”). Please note that the name of the Fund has been changed to the “Cambria US EW ETF”. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example in the response letter.
Response: The Registrant has provided the completed fee table and expense example as part of this response in Exhibit A. While the Fund may invest in underlying ETFs, the fees from such underlying ETFs are currently estimated to be less than one-half of one basis point and consequently have been omitted from the fee table. Please note that estimated amounts may change if new information about the Fund’s anticipated holdings results in different estimates.
Comment 3:Under the Principal Investment Risks section, please remove references to underlying ETFs or add disclosure to the Principal Investment Strategies section relating to underlying funds.
Response: References to underlying ETFs have been added to the Principal Investment Strategies section. Please see Exhibit B for the revised Principal Investment Strategies section.
Comment 4:If the Fund will have significant exposure to particular sectors due to its investment strategy, please disclose the risks relating to those sectors.
Response: The Fund does not presently expect any significant exposure to any sectors and respectfully declines to add additional disclosure.
Comment 5:Under the Principal Investment Risks section, with respect to in-kind contribution risk:
•The Amendment describes that the Fund expects to acquire a material amount of assets through Section 351 transactions. Please supplementally describe these arrangements including if there are contractual obligations, arrangements or assertions that are made to investors that will contribute in-kind assets. Describe the timing in which the assets will move to the Fund’s custodian. Additionally, please disclose an expected or estimated range of initial assets to be contributed in-kind by initial investors.
•If there is a commitment to purchase such assets, or a known obligation or agreement, please update the disclosure to include a description of such assets, including a schedule of such investments.

•Please supplementally describe if the assets contributed in-kind through a Section 351 transaction will occur prior to the effectiveness of the Amendment. If so, please describe the exemption from registration relied upon for the transaction.
•On page 8, under the section Buying and Selling Fund Shares, the disclosure describes transactions with authorized participants. Please update the description to describe the transactions applicable to in-kind contribution participants.
Response: Consistent with policies and procedures adopted by the Trust, the Fund anticipates receiving at inception an in-kind contribution of securities from one or more transferors in exchange for shares of the Fund. The transferors are expected to enter into an agreement with the Trust, on behalf of the Fund, which sets forth the responsibilities of the parties and the process that must be followed in order for the transaction to qualify as a tax-free contribution pursuant to Section 351 of the Internal Revenue Code of 1986, as amended (“Section 351”). Any such securities will be contributed as a seed contribution following the effectiveness of the Fund’s Amendment and upon the launch of the Fund.
The contributions of securities pursuant to Section 351 are generally not subject to the recognition of gain or loss by the transferor. The Fund will take a carryover tax basis and holding period in the securities transferred, and each transferor will have a carryover tax basis and holding period in the shares of the Fund received in the transfer corresponding to the tax basis and holding period of the securities transferred. The Registrant has analyzed relevant securities law provisions and held comprehensive discussions with tax professionals. Based on the results of these analyses and discussions, the Registrant has concluded that its approach to the structuring of the in-kind contributions to qualify as tax-free pursuant to Section 351 is reasonable. The Sub-Adviser determines the securities transferred are appropriate for the Fund’s investment strategy in accordance with the disclosures regarding the Fund’s principal investment strategies in the Amendment.
Given that the Fund expects to receive contributions from multiple transferors and does not have an obligation to purchase any particular securities from such transferors, the Fund does not anticipate including a schedule of assets contributed in-kind to the Fund and therefore respectfully declines to include any such schedule in the Amendment. The Registrant notes that the Fund is a transparent ETF whereby its holdings are required to be disclosed on the Fund’s website on a daily basis so this information will be available to shareholders.
The Fund only accepts in-kind securities upon launch. Therefore, the Registrant respectfully declines to amend the disclosure under Buying and Selling Fund Shares as the Fund will not accept any additional in-kind contributions other than through the authorized participant process.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (617) 290-8738.
Sincerely,
/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.25%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.25%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example.
Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$26	$80

EXHIBIT B

PRINCIPAL INVESTMENT STRATEGIES
The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing directly or through other ETFs (each, an “Underlying ETF”) in large capitalization U.S. companies. Large capitalization securities are generally those that have a market capitalization of $8 billion or greater.
For the Fund’s investments in individual equity securities, the Fund’s investment sub-adviser, Cambria Investment Management, L.P. (“Cambria” or the “Sub-Adviser”), selects from among the largest publicly-traded U.S. companies, considering market capitalization, liquidity, and other tradability factors (e.g., avoiding securities with unusual structures, operational impacts, or tax considerations) to create broad-based exposure to the U.S. equity market. The Fund will typically hold a large number of securities, generally in excess of 250 companies.
The Fund invests, under normal circumstances, at least 80% of its net assets, plus borrowings for investment purposes, in securities of U.S. companies. For purposes of the Fund’s 80% policy, securities of U.S. companies include the securities of any company (a) that has its headquarters or principal location of operations in the United States, (b) whose primary listing is on a securities exchange or market in the United States, or (c) that derives a majority of its revenues in the United States.
The Fund may invest in equity securities, including common stocks, depositary receipts, real estate investment trusts (REITs), and other ETFs.
Additionally, the Sub-Adviser may use Underlying ETFs as an efficient way to gain exposure to certain segments of the market or certain factors to ensure broad-based representation of the large capitalization U.S. equity market. The Fund’s investments in Underlying ETFs may be selected for their ability to represent a particular industry, sector, factor, or strategy (e.g., growth or value) that help the Fund achieve broad U.S. equity exposure.
The Fund’s portfolio is rebalanced at least annually but may be rebalanced more frequently in the Sub-Adviser’s sole discretion.
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